SEC FILE NUMBER 000-02382
CUSIP NUMBER 553777103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MTS Systems Corporation
Full Name of Registrant

Former Name if Applicable

14000 Technology Drive
Address of Principal Executive Office (Street and Number)

Eden Prairie, Minnesota 55344
City, State and Zip Code
PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

MTS Systems Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 (the “Quarterly Report”) within the prescribed time period without unreasonable effort and expense due to an investigation of apparent violations by certain employees in its China operations of the Company’s code of conduct. As previously disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2017, the Company expects to file the Quarterly Report on or before April 24, 2017.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey P. Oldenkamp	(952)	937-4000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the fiscal year ended October 1, 2016

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MTS Systems Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 9, 2017	By:	/s/ Jeffrey P. Oldenkamp
Jeffrey P. Oldenkamp Senior Vice President and Chief Financial Officer